FINANCIAL STATEMENTS
(Unaudited)

Weha Brewing Company
Income Statement - unaudited
For the periods ended 12-31-19

	Period Ending
	31-Dec-19
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	-
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-

OPERATING PROFIT (LOSS) -

INTEREST (INCOME), EXPENSE & TAXES
Interest (Income) -
Interest Expense -
Income Tax Expense -
TOTAL INTEREST (INCOME), EXPENSE & TAXES -

NET INCOME (LOSS) $ -

Weha Brewing Company
Balance Sheet - unaudited
For the period ended 12-31-19

	Period Ending
	31-Dec-19
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

Weha Brewing Company
Statement of Cash Flow - unaudited
For the period ended 12/31/2019

	Period Ending
	31-Dec-19
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	-
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	-
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	-
Credit Cards Payable	-
Total Adjustments	-
Net Cash Flows From Operating Activities	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-
Net Cash Flows From Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	-
CASH - BEGINNING	-
CASH - ENDING	-

WeHa Brewing Company LLC
Balance Sheet
As of December 31, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
Business Account	83,286
Total Bank Accounts	**83,286**
Other Current Assets	
Inventory	785
Total Other Current Assets	**785**
Total Current Assets	**84,071**
Coffee Roaster	7,000
Total NonCurrent Assets	**7,000**
TOTAL ASSETS	**91,071**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	8,764
Total Accounts Payable	**8,764**
Total Current Liabilities	**8,764**
Long-Term Liabilities	
Revenue Sharing Notes Payable	88,100
Total Long-Term Liabilities	**88,100**
Total Liabilities	**96,864**
Equity	
Opening Balance Equity	0
Owner's Investment	10,700
Owner's Pay & Personal Expenses	0
Retained Earnings	-5,543
Net Income	-10,949
Total Equity	**-5,792**
TOTAL LIABILITIES AND EQUITY	**91,071**

I, Cody McCormack, certify that:

1. The financial statements of WeHa Brewing Company included in this Form are true and complete in all material respects; and
2. The tax return information of WeHa Brewing Company included in this Form reflects accurately the information reported on the tax return for WeHa Brewing Company for the fiscal year ended 2019 (most recently available as of the Date of this Form C).

Signature   *Cody McCormack*

Name: Cody McCormack

Title: President & CEO